STATE OF NORTH CAROLINA
                             UTILITIES COMMISSION
                                    RALEIGH

                            DOCKET NO. E-2, SUB 778


BEFORE THE NORTH CAROLINA UTILITIES COMMISSION

         In the Matter of

Carolina Power & Light Company's               )   CAROLINA POWER & LIGHT
Petition to Transfer Certificates of Public    )    COMPANY'S PETITION TO
Convenience and Necessity Granted to           )TRANSFER THE CERTIFICATES OF
CP&L in NCUC Docket Nos. E-2, Sub 733          )   PUBLIC CONVENIENCE AND
and E-2, Sub 763 to Subsidiaries of            )    NECESSITY GRANTED TO
Progress Energy Ventures, Inc.                 )     CP&L IN NCUC DOCKET
                                               )     NOS. E-2, SUB 733
                                               )     AND E-2, SUB 763 TO
                                               )      SUBSIDIARIES OF
                                               )PROGRESS ENERGY VENTURES, INC

         Pursuant to North Carolina Utilities Commission ("the Commission") Rules R1-3, R1-4 and R1-5, Carolina Power & Light Company ("CP&L") petitions the Commission for approval to transfer the Certificates of Public Convenience and Necessity granted to CP&L in Docket Nos. E-2, Sub 733 and E-2, Sub 763 to construct certain electric generating facilities in Richmond and Rowan Counties to subsidiaries of Progress Energy Ventures, Inc., (a subsidiary of Progress Energy, Inc.). In conjunction with this transaction, pursuant to Regulatory Condition No. 39(e) contained in Commission Order issued May 17, 2000 in Docket No. E-2, Sub 753, CP&L provides notification and demonstration that a debt issuance by an affiliate of Progress Energy, Inc. will not affect CP&L's rates or service. Further details and support for this petition are set forth below.

         1. CP&L is an electric utility organized, existing and operating under the laws of the State of North Carolina for the purposes of generating, transmitting and distributing electric power in its service territory in North and South Carolina. Its principal office is located at 410 S. Wilmington Street, Post Office Box 1551, Raleigh, North Carolina 27602.

         2. The attorney for CP&L to whom all communications and pleadings should be addressed is:

                                Len S. Anthony
                         Manager - Regulatory Affairs
                           P.O. Box 1551 / PEB 17A4
                         Raleigh, North Carolina 27602
                           Telephone: (919) 546-6367

         3. Progress Energy Ventures, Inc. ("Energy Ventures") is a wholly-owned subsidiary of Progress Energy, Inc. Progress Energy, Inc. is a registered public utility holding company that owns CP&L and Energy Ventures, two separate corporations. Energy Ventures is the subsidiary created by Progress Energy to engage in the wholesale energy market in the Southeastern United States, as well as other unregulated businesses.

         4. In Docket No. E-2, Sub 733, CP&L applied to the Commission for Certificates of Public Convenience and Necessity to construct five (5) 160 MW combustion turbine generators in Rowan County, North Carolina and five (5) 160 MW combustion turbine generators in Richmond County, North Carolina. By Order issued November 2, 1999, the Commission granted CP&L the requested certificates.

         5. In Docket No. E-2, Sub 763, CP&L petitioned the Commission for permission to move two of the combustion turbine generators approved by the Commission for installation in Rowan County to Richmond County and applied for a Certificate of Public Convenience and Necessity to attach a 160 MW heat recovery steam turbine generator to two of the combustion turbines in Richmond County. By Order issued August 17, 2000, the Commission granted CP&L's petition to move the two combustion turbines and application for a Certificate of Public Convenience and Necessity.

         6. In Docket No. E-2, Sub 733, the Public Staff presented testimony in which it expressed its concern that the majority of the generation facilities for which CP&L had requested Certificates of Public Convenience and Necessity in Docket Nos. E-2, Sub 733 and Sub 763 were not needed to provide service to CP&L's retail customers rather they were needed in order for CP&L to meet its obligations under two new contracts to provide electricity to wholesale customers. This concern primarily relates to the potential for such contractual obligations to degrade the reliability of service provided by CP&L to its retail customers if CP&L is unable to procure sufficient generation resources to meet both its retail and wholesale commitments. In subsequent discussions with the Public Staff, CP&L learned that a separation of CP&L's retail electric service obligations from its wholesale electric service obligations would greatly mitigate the Public Staff's concerns. To that end, as further explained below, CP&L proposes to begin the process of effecting such a separation by transferring certain wholesale contracts out and transferring the Certificates for the Richmond and Rowan County electric generation facilities to Energy Ventures.

         7. CP&L is currently contractually obligated to provide electricity to two types of firm wholesale customers:

            1) Native load firm customers, which are customers to whom CP&L is contractually obligated to provide electricity with reliability equal to that which CP&L provides to its retail customers; and

            2) Unit sales customers, which are customers to whom CP&L is contractually obligated to provide electricity from a particular generating unit that is dedicated to the customer in question. Such sales are "firm" to the extent the unit is available. If the unit is out-of-service or otherwise unavailable, CP&L is under no obligation to provide electric service to that customer.1

         8. The customers with whom CP&L has entered into contracts with native load priority reliability requirements are: 1) the North Carolina Eastern Municipal Power Agency; 2) North Carolina Electric Membership Corporation; 3) French Broad Electric Cooperative; 4) the City of Fayetteville; 5) the City of Camden, South Carolina; 6) the South Carolina Public Service Authority (also known as Santee Cooper); and 7) the Town of Waynesville. The total number of megawatts associated with these sales is 3076. Of this total obligation, 650 MW is wholesale load outside of CP&L's traditional service area, know as "off-system load". CP&L currently has three unit sale contracts, two with Duke Power Company and the other with Santee Cooper. The total number of megawatts associated with these 3 unit sales is 453 MW. The generating units associated with the unit sales are the three Rowan County combustion turbines approved by the Commission in Docket No. E-2, Sub 733.

         9. If the Commission grants CP&L's request to transfer the certificates in question, CP&L intends to assign all 3 of the unit sale contracts to a direct or indirect subsidiary of Energy Ventures. (The assignment of CP&L's native load priority contracts is not contractually feasible at this time). Since the wholesale contracts that encompass the entire output of the Rowan County turbines will be assigned to a subsidiary of Energy Ventures, it is appropriate for CP&L to also assign the Certificates of Public Convenience and Necessity to construct the three Rowan combustion turbines to this subsidiary as well.

         10. To further the process of separating wholesale from retail, CP&L also needs to transfer the certificates of Public Convenience and Necessity granted by the Commission in Docket Nos. E-2, Sub 733 and E-2, Sub 763 for Richmond County to a subsidiary of Energy Ventures. While CP&L will retain the obligation to serve much of the wholesale load supported by the Richmond County generation through 2003, the assets and certificates need to be transferred now to begin implementing the separation of Progress Energy's retail and wholesale electricity sales operations and to properly finance these facilities. 11. As explained in the Public Staff's testimony in Docket No. E-2, Sub 733, the primary reason CP&L needs to build the Richmond County generation facility is to serve wholesale customers. Moving these facilities to Progress Energy's wholesale business subsidiaries (i.e., Energy Ventures and its subsidiaries) recognizes this fact and shields CP&L's retail customers from any cost recovery responsibility associated with them.

         12. Another reason for moving the Richmond County generation to Energy Ventures is to properly finance the facilities that are being transferred. Separating the financing of the Energy Ventures' generation from CP&L is an important step in segregating the wholesale and retail businesses. In order to make the stand alone financing feasible, a sufficient asset base must be transferred to Energy Ventures. The Richmond County generation constitutes a large portion of that asset base. Transferring that generation in combination with the Rowan County facilities and other Progress Energy wholesale generating facilities to Energy Ventures creates such an asset base.

         13. From a corporate structure perspective, the arrangement will be as follows (as the third party financing and tax issues associated with this transaction are further refined, it may be necessary to modify this structure. CP&L will amend this Petition if and when such modifications are necessary):
1) Progress Energy owns Energy Ventures; 2) Energy Ventures will create a limited liability company that functions as the financing entity for the construction of generation, with Energy Ventures and a third party investor providing the necessary capital to support this financing entity; 3) at least two other limited liability companies will be created that will be wholly owned subsidiaries of Energy Ventures. One will own the Richmond County generation facilities, the other will own individual limited liability companies which will own each generating plant site being transferred, including the Rowan County generation facility. The Richmond County generation facilities will be in a separate limited liability company because, as explained below, it will provide power to CP&L. A copy of the application filed with the Securities and Exchange Commission associated with this proposed transaction is being filed with the Commission pursuant to Regulatory Condition No. 24 approved by the Commission in Docket No. E-2, Sub 760 and Regulatory Condition No. 15 approved by the Commission in Docket No. E-2, Sub 753, and is incorporated by reference as Exhibit 1.

         14. Because much of the wholesale load associated with the Richmond County generation will not be transferred from CP&L to the Energy Ventures subsidiary for several years, CP&L may need this capacity and energy to meet its native load firm wholesale load obligations. Therefore, following the transfer of the Richmond County generation to the Energy Ventures subsidiary, CP&L will enter into an agreement with the Energy Ventures' subsidiary pursuant to which Richmond will provide capacity and/or energy to CP&L. CP&L is in discussions with the Public Staff to determine the appropriate cost and reliability terms and conditions for such agreement to assure that the rates and service provided by CP&L to its retail customers are not detrimentally impacted. During the term of the agreement CP&L will have the option, in its discretion, of obtaining electricity from the Richmond County facility if such a purchase is appropriate given other alternatives available in the wholesale market. The Commission can be assured that the rates paid by CP&L for energy and/or capacity provided under this agreement will be just and reasonable because these rates must be approved by the FERC. While Energy Ventures will be seeking market based pricing authority for the Richmond County limited liability company, for sales made to CP&L, the rates shall be established pursuant to a separate agreement as described above that will provide that the rates shall be at the lower of market or fully distributed costs, however, the rate can never be lower than Richmond County's fully distributed costs. This is only fair. The Richmond County limited liability company cannot be expected to sell electricity to CP&L at below cost. (Since CP&L has agreed in Docket No. E-2, Sub 740 not to seek a general rate increase (with limited exceptions) prior to December 31, 2004, the capacity related charges by the Richmond County limited liability company to CP&L through at least 2004 will not be recovered from CP&L's retail customers. Thereafter, CP&L will only be allowed to recover those costs the Commission finds to be just and reasonable and prudently incurred.) Thus, the Richmond County generation facility will be available to CP&L during the initial term of the contract on a firm basis as necessary for system reliability and reserve margin purposes, and the only cost to CP&L's retail customers will be those recoverable through N.C.G.S. ss. 62-133.2.. A copy of the filings made with the Federal Energy Regulatory Commission associated with this proposed transaction is being filed with the Commission pursuant to Regulatory Condition No. 17 approved by the Commission in Docket No. E-2, Sub 760 and is incorporated by reference as Exhibit 2.

         15. On a going forward basis, following the transfer of these Certificates of Public Convenience and Necessity to the Energy Ventures subsidiaries, Energy Ventures will procure additional resources as necessary to supply new wholesale obligations. CP&L will only participate in wholesale sales to sell excess capacity and energy and, as appropriate, to provide service to historical wholesale customers.

         16. Finally, in conjunction with the financing of the Rowan and Richmond County generation facilities, it will be necessary for various loans to be made by and between the financing entity referenced above and one or more of the direct and indirect subsidiaries of Energy Ventures. The debt issuances associated with such loans will not involve CP&L in any manner and none of the proceeds will be provided to or used by CP&L in anyway. Thus, such loans will have no impact on the rates or service provided by CP&L to its retail customers. Therefore, Commission approval of such loans is not required under Condition No. 39 adopted by the Commission in Docket No. E-2, Sub 753.

         17. The transfer of the Certificates of Public Convenience and Necessity for the Richmond and Rowan County generation facilities in conjunction with the assignment of the wholesale contracts described above to Energy Ventures subsidiaries is a necessary first step for Progress Energy to separate its retail and wholesale obligations. Separating wholesale and retail obligations ensures that contractual obligations associated with wholesale sales do not detrimentally impact the reliability of retail service and fosters the goal of the holding company structure to more clearly separate lines of business, in this case, to separate regulated retail electric sales from market-based wholesale activities.

         WHEREFORE, CP&L petitions the Commission for approval to transfer certain Certificates of Public Convenience and Necessity granted in Docket Nos. E-2, Sub 733 and E-2, Sub 763 to construct generation facilities in Richmond and Rowan Counties to Energy Ventures.

         Respectfully submitted this the 7th day of March, 2001.

                                   CAROLINA POWER & LIGHT COMPANY


                                     By:________________________________
                                          Len S. Anthony
                                          Manager - Regulatory Affairs
                                          Post Office Box 1551 / PEB 17A4
                                          Raleigh, North Carolina 27602-1551
                                          Telephone:  (919) 546-6367


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1 Under some unit sales contracts, CP&L may be liable for monetary charges if the unit does not meet certain availability standards.